September 27, 2010

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

        Re:     China Skyrise Digital Service, Inc.
                    Form 10-K for the Year Ended December 31, 2009
                    File No. 333-139940

Dear Ms. Collins:

     On behalf of China Skyrise Digital Service, Inc. (the “Company,” “we,” or “our”), we hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on September 3, 2010, with respect to our Form 10-K for the Year Ended December 31, 2009 (the “10-K”). We intend to file an Amendment No. 1 to the 10-K (the “10-K/A”) with the Commission, as necessary, as soon as we determine which of the Staff’s comments will need to be addressed in such amendments.

We understand and agree that:

     a. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     b. the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     c. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Kathleen Collins
Accounting Branch Chief
September 27, 2010

Form 10-K the Year Ending December 31, 2009

Item 1. Business. page 2

1.

We note your response to our prior comment 1 where you indicate that you will revise the description of your product and service offerings in future filings. However, we further note that such revisions were not included in your June 30, 2010 Form 10-Q. Please confirm that you will include such disclosures in your next Form 10-Q filing.

Response: We confirm that we will include such disclosure in the next 10-Q filing.

Revenue Recognition, page F-7

2.

We note your response to prior comment 3 where you indicate that if you should sell standalone maintenance services in the future or if you are later able to establish an objective selling price for your maintenance services, you will separately account for such services. Your response also indicates that maintenance services sold outside of the warranty period are an extension of the existing maintenance services provided at the time of sale and your response to comment 4 indicates that customers may extend such maintenance services after the expiration of the initial two-year period. Regardless of the fact that the separate sales have not been significant, to date, considering you have sold your maintenance services separately, it remains unclear why you believe you have not met the criteria in ASC 605-25-25-5(a). In addition, considering upon adoption of ASU 2009-13 you will no longer need to meet the objective and reliable evidence of fair value criteria, it remains unclear why you believe the guidance in ASU 2009-13 will have little impact on your current arrangements. Please explain further the basis for your conclusions.

Response: We will include the following revenue recognition policy for maintenance service in our subsequent filings:

Revenue from standalone maintenance service is recognized upon delivery of services and customer acceptance.

Revenues from maintenance service of contracts of multiple element arrangements are recognized as each element is earned based on the relative fair value of each element provided the delivered elements have value to customers on a standalone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services. We establish selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimates.

3.

Your response to comment 2 in your July 12, 2010 letter indicates that maintenance services include fault checking, system upgrades and accident response. Considering you account for your arrangements as a single unit of accounting pursuant to the current guidance in ASC 605-25-25, tell us how you considered your obligation to provide two-years of maintenance services (including system upgrades) in concluding that revenue recognition upon shipment (versus over the life of the maintenance agreement) is appropriate.

Kathleen Collins
Accounting Branch Chief
September 27, 2010

Response: Since our clients required us to provide the maintenance services for one-off specified services instead of period maintenance service, we conclude that revenue recognition upon shipment is more appropriate than over the life of the maintenance agreements.

4.

We note your response to prior comment 5. Please tell us the nature, extent and timing of the customer acceptance provisions. Also, tell us how you are able to recognize revenue at the time of shipment. In this regard, tell us whether risk of loss and passing of the title occurs on, before or after customer acceptance.

Response: Revenue is recognized upon both the delivery of products and customer acceptance through successful testing of the products by the customer. Upon delivery to the customer and successful testing of the products by them, the customer acknowledges receipt of, and accepts the products, and the risk of loss and title to the products passes to them instantly.

5.

We note from your response to prior comment 6 that revenue from the sale of customized software has been insignificant, to date. However, as indicted in your June 15, 2010 response letter (comment 6) sales of your customized safety and surveillance systems comprised approximately 24% and 44% of your total revenues for fiscal 2009 and 2008, respectively. Please explain the apparent inconsistencies in your responses. Also, as previously requested and as applicable, please provide a supplemental revenue recognition policy for the software sales.

Response: There might have been a misunderstanding of the definition of customized software. The software we developed has multiple functions and customers can select several functions from our different kind of software. For example, there is software with 10 functions, Customer A may select 5 functions, Customer B may select 8 and Customer C may select 9 functions from the original software and additionally specify that a function to be customized. As a result of this approach, all our products may be treated as being customized, i.e. our customers have a choice of software functions to integrate in their products, however, for accounting purposes, we view only Customer C’s order as customized as it requires us to make additional changes or create additional functions to our existing software. We rarely receive requests to modify our existing software functions and as a result our sales of customized software have been insignificant.

We will include the following revenue recognition policy for software sales in our subsequent filings:

Software revenues are generated from fixed-price contracts which include the development of software products, and services to customize such software to meet customers' needs. Generally, when the services are determined to be essential to the functionality of the delivered software, revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 605.35. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. The Company provides post contract support (PCS), which includes telephone technical support, that is not essential to the functionality of the software. Although vendor-specific objective evidence does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades/ enhancements offered are minimal and infrequent; the Company recognizes PCS revenue together with the initial fee after delivery and customer acceptance of the software products.

Kathleen Collins
Accounting Branch Chief
September 27, 2010

System integration revenues are generated from fixed-price contracts which provide for software development and hardware integration, which involves more than minor modifications to the functionality of the software and hardware products. Accordingly, system integration revenues are accounted for in accordance with FASB ASC 60535, using the percentage of completion method of accounting. The percentage of completion for each contract is estimated based on the ratio of costs incurred to total estimated costs. Contract periods are usually less than six months, and typical contract periods for PCS are 12 months.

System integration projects are billed in accordance with contract terms, which typically require partial payment at the signing of the contract, at delivery and customer acceptance dates, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage of the total contract price to be paid one to three years after completion of the system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and when collectability is reasonably assured.

No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If non-conforming products are returned due to software issues, the Company will provide upgrades or additional customization to suit customers' needs. In cases where nonconformity is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement.

Unbilled accounts receivable consist of estimated future billings for work performed but not yet invoiced to the customer. Unbilled accounts receivable are generally invoiced within one year of completion of the work performed. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company's estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in the current accounting period.

* * *

Kathleen Collins
Accounting Branch Chief
September 27, 2010

     If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By:/s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.
       Dawn Bernd-Schulz, Esq.